                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 14D-9

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               TYLAN GENERAL, INC.
                            (Name of Subject Company)


                               TYLAN GENERAL, INC.
                      (Name of Person(s) Filing Statement)



                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)




                                   902 169 101
                      (CUSIP Number of Class of Securities)




                                 DAVID J. FERRAN
                             CHAIRMAN OF THE BOARD,
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               TYLAN GENERAL, INC.
                             15330 AVENUE OF SCIENCE
                           SAN DIEGO, CALIFORNIA 92128
                                 (619) 618-1990
                 (Name, address, and telephone number of person
                 authorized to receive notice and communications
                    on behalf of person(s) filing statement)



                                   Copies to:


         EDWARD S. ROSENTHAL, ESQ.                D. BRADLEY PECK, ESQ.
  Fried, Frank, Harris, Shriver & Jacobson        LANCE W. BRIDGES, ESQ.
     350 South Grand Avenue, 32nd Floor             Cooley Godward LLP
        Los Angeles, California 90071        4365 Executive Drive, Suite 1100
               (213) 473-2000                   San Diego, California 92121
                                                       (619) 550-6000

1.       SECURITY AND SUBJECT COMPANY

         The name of the subject company is Tylan General, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 15330 Avenue of Science, San Diego, California 92128.

         The title of the class of equity securities to which this statement relates is Common Stock, $.001 par value of the Company (the "Shares").

2.       TENDER OFFER OF THE BIDDER

         This statement relates to the tender offer (the "Offer") of Millipore Corporation, a Massachusetts corporation ("Millipore" or the "Bidder") as disclosed in the joint press release issued by the Company and the Bidder on December 16, 1996, a copy of which is filed as Exhibit 99.1 hereto and is incorporated herein by reference (the "Press Release"). The Offer is being made by the Bidder pursuant to an Agreement and Plan of Merger (the "Agreement of Merger") entered into on December 16, 1996 between the Company, Millipore and MCTG Acquisition Corp. ("Bidder Sub"). The Bidder will commence the Offer within five business days of December 16, 1996, under which Bidder Sub will offer to purchase all of the outstanding Shares at a price of $16.00 per Share, net to the seller in cash, subject to certain conditions therein.

         The address of the principal executive offices of the Bidder is 80 Ashby Road, Bedford, Massachusetts 01730-9125.

3.       IDENTITY AND BACKGROUND

         (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

         (b) (i) ARRANGEMENTS WITH THE COMPANY'S EXECUTIVE OFFICERS, DIRECTORS AND AFFILIATES.

                   (1) Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors, executive officers and affiliates, including a description of certain of the Company's severance arrangements with certain of its executive officers, are described in the Company's Proxy Statement in connection with the Company's 1996 Annual Meeting of Stockholders under the Sections therein entitled "Executive Compensation" and "Certain Transactions." The Proxy Statement is filed as
Exhibit 99.2 hereto and is incorporated by reference herein. A copy of relevant portions of pages 14, 17 and 31 of the Proxy Statement, which are incorporated by reference herein, are submitted with this statement as part of Exhibit 99.2. In addition, a copy of the Company's 1989 Employment Agreement with



                                       2.

David J. Ferran, the Company's Chief Executive Officer and President, is filed as Exhibit 99.3 hereto and is incorporated by reference herein.

                   (2) The Company also maintains an Annual Incentive Bonus Program ("AIBP") for its executive officers based on the achievement of annual financial performance targets and other management objectives which are established annually, but which are subject to adjustment by the Compensation Committee of the Board of Directors of the Company (the "Board") as it deems appropriate. Qualitative subjective performance criteria are utilized in the determination of a variable portion of each executive officer's annual incentive bonus, and the remainder of such bonus is determined based upon quantitative objective performance criteria. The objective criteria utilized include actual-versus-target sales, actual-versus-target earnings and other specified management objectives. Target sales and target earnings established for the purpose of determining bonus payments are based on the annual business plans and operating budgets of the Company and each of its subsidiaries. The Company accrues for these bonus payments currently throughout the year.

                   (3) In July 1996, the Board approved a bonus under the AIBP in respect of the first six months of the Company's fiscal year ended October 27, 1996, calculated based on performance targets satisfied through April 30, 1996. A participant must be employed on the first business day of January 1997 (the "Payment Date") to receive payment of the first portion of the annual bonus; provided, however, that in accordance with the Company's practice regarding the payment of accrued bonuses, if the participant's employment is terminated by the Company for any reason prior to the Payment Date, he or she shall receive such bonus upon termination. The Board further decided that new performance targets be established for the second half of fiscal 1996. Each participant who is employed on the Payment Date shall receive payment of both six-month bonuses in respect of the current fiscal year in a single distribution on the Payment Date.

                   (4) In July 1996, the Board also approved certain amendments to the AIBP. The amendments include the following:

                        a. Each participant in the AIBP who remains employed through the first business day in the January following the end of the fiscal year during which a change in control occurs (a "CIC Year") will receive a bonus in respect of such CIC Year equal to (i) the bonus that would have been payable in respect of such CIC Year assuming that all performance goals have been satisfied, less (ii) any bonus in respect of a portion of such CIC Year that the participant has already received;

                        b. Each participant in the AIBP whose employment is terminated (a) by the Company for any reason, by the participant for "good reason" (as defined in the AIBP) or, in the case of the Chief Executive Officer of the Company, by


                                       3.

the Chief Executive Officer for any reason during the "window period" (as defined in the Severance Protection Agreement between the Chief Executive Officer and the Company), (b) either after a change in control or prior to a change in control at the request of a potential acquiror, and (c) prior to the date on which bonuses are paid with respect to a CIC Year, will receive a bonus in respect of the CIC Year in an amount equal to (i) the bonus that would have been payable in respect of such CIC Year assuming that all performance goals have been satisfied multiplied by a fraction, the numerator of which is the number of days that have elapsed since the end of the fiscal year immediately preceding the CIC Year through the date of such participant's termination (not later than the end of the CIC Year) and the denominator of which is 365, less
(ii) any bonus in respect of a portion of the CIC Year which the participant has already received.

                   (5) In July 1996, the Company entered into an employment agreement with Don E. Whitson. The agreement provides that Mr. Whitson will serve as the Company's Vice Chairman and Chief Administrative Officer at an annual salary of $250,000. Mr. Whitson will also be eligible for an annual bonus of up to 25% of his annual salary. The Company may terminate Mr. Whitson's employment at any time for any reason, and in the event his employment is terminated for cause, all compensation and benefits will cease. In the event Mr. Whitson resigns from the Company for good reason or his employment is terminated without cause, the Company shall continue to pay Mr. Whitson his salary (a) until January 3, 1998, and (b) for twelve months following the later of (i) the date of his actual termination of employment and (ii) January 3, 1998. A copy of Mr. Whitson's employment agreement is attached hereto as Exhibit 99.4.

                   (6) In July 1996, the Company and Span Instruments, Inc., a Texas corporation and wholly owned subsidiary of the Company ("Span"), entered into an employment agreement with George A. Yurch, Jr. The agreement provides that Mr. Yurch will serve as President of Span at an annual salary of $198,000. Mr. Yurch will also be eligible to participate in Span's employee benefit plans and incentive compensation programs. The term of the employment agreement is 18 months, provided that either party may terminate the agreement at any time for any reason. In the event Mr. Yurch elects to resign from Span, he shall continue to receive his salary for a period of six months, provided that he provides four hours of consulting services to the Company each month. In the event Mr. Yurch's employment is terminated for cause, Span shall continue to pay to Mr. Yurch his salary for six months following the termination of his employment. In the event Mr. Yurch's employment is terminated without cause, Span will continue to pay his salary (1) until July 3, 1997, and (2) for six months following the later of
(a) the date of his actual termination of employment, and (b) July 3, 1997. A copy of the employment agreement with Mr. Yurch is attached hereto as Exhibit 99.5.

                   (7) In July 1996, the Company entered into an Employment Agreement with David L. Stone, the Company's Chief Financial Officer, which


                                       4.

superseded any and all prior agreements between the parties. The agreement will continue in effect until terminated by either party in accordance with its terms. The agreement provides that Mr. Stone shall continue to receive such salary as was then in effect, subject to review and possible revision at least annually. Under the agreement, Mr. Stone is eligible to participate in the AIBP and the Company's other employee benefit plans. The Company may terminate Mr. Stone's employment at any time for any reason. In the event Mr. Stone resigns from the Company for good reason (as defined in the employment agreement) or his employment is terminated by the Company without cause (as defined in the employment agreement), the Company shall pay Mr. Stone 18 months' base salary and 100% of the bonus he actually received for the Company's most recently completed fiscal year. In the event Mr. Stone resigns upon mutual agreement with the Company and upon six months' notice, (a) the Company shall pay Mr. Stone his base salary for six months following such notice and Mr. Stone shall continue to serve as Chief Financial Officer or as an advisor to the Company, if required, during such period; (b) Mr. Stone shall be eligible to receive a bonus of up to 50% of the maximum bonus for which he would have been eligible had he remained an employee for the entire fiscal year in which his resignation occurred; and
(c) at the end of the six-month notice period and in addition to the bonus payments, Mr. Stone shall receive a payment equal to (i) his base salary for six months and (ii) an amount equal to 50% of the annual bonus Mr. Stone actually received for the Company's most recently completed fiscal year. In the event Mr. Stone is terminated for cause or he resigns without good reason, the Company shall pay him six months' base salary and an amount equal to 50% of the bonus he actually received for the Company's most recently completed fiscal year. A copy of Mr. Stone's employment agreement is attached hereto as Exhibit 99.6.

                   (8) In July 1996, the Company entered into a Severance Protection Agreement with David J. Ferran, the Company's Chief Executive Officer and President. The agreement continues in effect until December 31, 1998, subject to automatic renewals for additional one year periods unless either party elects not to extend the term of the agreement. The agreement provides that in the event (a) Mr. Ferran's employment is terminated without cause (as defined in the agreement), or Mr. Ferran terminates his employment for good reason (as defined in the agreement), within 15 months following a change in control of the Company, or (b) Mr. Ferran terminates his employment for any reason within 90 days following a change in control, he will receive a cash severance payment equal to 2-1/2 times the greater of (a) the sum of base salary and annual bonus at the rate in effect immediately prior to a change in control and (b) the sum of his base salary at the rate in effect on his date of termination, reduced by any amounts paid to Mr. Ferran pursuant to the consulting agreement provision of his employment agreement. Mr. Ferran will also receive health benefits at the Company's expense for a period of 30 months following his termination. In July 1996, Mr. Ferran and the Company also entered into an amendment to the Employment Agreement between the Company and Mr. Ferran dated October 5, 1989. The amendment provides that (a) in the event that within 15 months of a change of control of the Company (i) Mr. Ferran's


                                       5.

employment is terminated by the Company for cause (as defined in the employment agreement) or (ii) Mr. Ferran resigns for other than good reasons (as defined in the employment agreement) and (b) the Company elects to have Mr. Ferran provide certain consulting services as specified in the employment agreement, the Company shall pay Mr. Ferran at the time of such election in one lump sum an amount equal to five times the sum of (x) his annual salary then in effect and
(y) the maximum bonus Mr. Ferran would have been entitled to receive through the date of termination. Such lump sum payment shall be in addition to the other consideration due Mr. Ferran under the employment agreement for such services as well as the amounts payable to him under his Severance Protection Agreement. A copy of the Severance Protection Agreement is attached hereto as Exhibit 99.7, and a copy of the Amendment to Employment Agreement is attached hereto as
Exhibit 99.8.

                   (9) In July 1996, the Company entered into individual Severance Protection Agreements with each of the following five executive officers of the Company: Timothy R. Brown, Scott A. Cronk, David W. Dedman, Michael A. Grandinetti and George A. Yurch, Jr. Each agreement remains in effect until December 31, 1998, subject to automatic renewals for additional one year periods unless either party shall elect not to extend the term of the agreement. The agreement provides that if, within 15 months following a change in control of the Company, (a) the executive officer's employment is terminated without cause (as defined in the agreement) or (b) the executive officer terminates his employment for good reason (as defined in the agreement), he will be entitled to receive a cash severance payment equal to the greater of (a) the sum of his base salary and annual bonus at the rate in effect immediately prior to a change in control and (b) the sum of his base salary and annual bonus at the rate in effect on his date of termination. The executive officer will also receive Company-paid health benefits for a period of 12 months following termination. A copy of the form of Severance Protection Agreement is attached hereto as Exhibit 99.9.

                   (10) On July 11, 1996, at a special meeting of the subcommittee of the Compensation Committee of the Board, Messrs. Whitson and Yurch were granted nonstatutory stock options to purchase 75,000 and 30,000 shares, respectively, of the Company's Common Stock at an exercise price of $11.25 per share. The options were granted under the Company's 1994 Stock Option Plan, as amended to date, and are subject to the following vesting schedule: 20% of the shares subject to the options will vest on July 11, 1997, and thereafter, on the first day of each October, January, April and July, the right to exercise an additional 5% of the Options will vest, such that the options will be completely vested on July 1, 2001.

                   (11) On October 3, 1996, at a meeting of a subcommittee of the Compensation Committee of the Board, John Kizer, the Company's Vice President and Corporate Controller, was granted an incentive stock option to purchase 5,000 shares of the Company's Common Stock at an exercise price of $11.25 per share. The option was


                                       6.

granted under the Company's 1994 Stock Option Plan, as amended to date, and is subject to the following vesting schedule: 20% of the shares subject to the option will vest on July 11, 1997, and thereafter, on the first day of each October, January, April and July, the right to exercise an additional 5% of the shares will vest, such that the options will be completely vested on July 1, 2001. In December 1996, the Company entered into a Severance Protection Agreement with Mr. Kizer. The agreement remains in effect until December 31, 1998, subject to automatic renewal for additional one year periods unless either party shall elect not to extend the term of the agreement. The agreement provides that in the event within 15 months following a change in control of the Company, (a) Mr. Kizer's employment is terminated without cause or (b) terminates his employment for good reason, he will be entitled to receive his current salary, bonus and health benefits for a period of six months following termination. Salary and bonus will be paid in a single lump sum payment; health benefits will continue for the stated period. A copy of the Severance Protection Agreement between the Company and Mr. Kizer is attached hereto as Exhibit 99.10.

              (ii) ARRANGEMENTS WITH THE BIDDER, ITS EXECUTIVE OFFICERS, DIRECTORS AND AFFILIATES.

                   (1) On December 16, 1996, the Company entered into the Merger Agreement with the Bidder and Bidder Sub. The following summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 99.11. The Merger Agreement should be read in its entirety for a more complete description of the matters summarized below.

         THE OFFER. Pursuant to the Merger Agreement, Bidder Sub will make an offer to purchase all the outstanding Shares at a price of $16.00 per Share in cash, without interest, upon the terms and subject to the conditions set forth in the Offer Documents.

         THE MERGER. The Merger Agreement provides that, upon the terms and subject to the conditions of the Merger Agreement, and in accordance with Delaware Law, Bidder Sub will be merged with and into the Company. Following the effective time of the merger (the "Effective Time"), the separate corporate existence of Bidder Sub will cease and the Company will continue as the Surviving Corporation (sometimes referred to hereinafter as the "Surviving Corporation"), and will succeed to and assume all the rights and obligations of Bidder Sub in accordance with Delaware Law. The Certificate of Incorporation of Bidder Sub (the "Certificate"), in effect at the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation, until duly amended in accordance with the terms thereof, and the DGCL; provided, however, that at the Effective Time, the Certificate shall be amended to change the name of the Surviving Corporation to "Tylan General, Inc." The Bylaws of Bidder Sub in effect at the Effective Time shall be the Bylaws of the Surviving Corporation, until duly amended in accordance with the terms of DGCL.


                                       7.

         CONVERSION OF SHARES. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by the Bidder, Bidder Sub or any other subsidiary of the Bidder) or Shares which are held by stockholders ("Dissenting Stockholders") exercising appraisal rights pursuant to Section 262 of the DGCL shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive, without interest, an amount in cash equal to $16.00 or such greater amount which may be paid pursuant to the Offer (the "Merger Consideration").

         CONDITIONS TO THE MERGER. The Merger Agreement provides that the Merger is subject to the satisfaction of the following conditions: (a) if approval of the Merger by the holders of Shares is required by applicable law, the Merger shall have been approved by the requisite vote of such holders; (b) no injunction or other order shall have been issued or any law enacted which prohibits the consummation of the Merger or makes such consummation illegal; provided, however, that prior to either party invoking this provision, such party shall have used its reasonable best efforts to have any such injunction lifted; and (c) the waiting period applicable to the consummation of the Merger under the Hart-Scott-Rodino Act shall have expired or been terminated and all consents, approvals and authorizations required to be obtained prior to the Effective Time by the Company from any governmental entity in connection with the execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated thereby by the Company, the Bidder and Bidder Sub shall have been made or obtained (as the case may be) except where the failure to obtain the same would not have a material adverse effect on the financial condition, properties, businesses or results of operations of the company and its subsidiaries taken as a whole.

         REPRESENTATIONS AND WARRANTIES. Pursuant to the Merger Agreement, the Company has made customary representations and warranties to the Bidder relating to the Company and each of its subsidiaries, including, among other things, with respect to, organization and qualification, certificates of incorporation and bylaws, capitalization, authority relative to the Merger Agreement, consents and approvals, filings with the Securities and Exchange Commission (the "Commission"), financial statements, absence of certain changes or events, absence of litigation, employee benefit plans, taxes, proprietary rights, opinions of financial advisors, brokers, compliance with environmental laws, and the Rights Agreement.

         The Bidder and Bidder Sub have also made customary representations and warranties to the Company relating to the Bidder and Bidder Sub, including, among other things, with respect to organization and qualification, authority relative to the Merger Agreement, consents and approvals, filings with the Commission, brokers, financing for the Offer and the Merger, and prior activities.


                                       8.

         CONDUCT OF BUSINESS BY THE COMPANY. The Merger Agreement provides that, prior to the Effective Time (unless the Bidder shall otherwise agree in writing and except as otherwise contemplated by this Agreement): (a) the business of the Company and its subsidiaries shall be conducted only in the ordinary and usual course and, to the extent consistent therewith, each of the Company and its subsidiaries shall use its reasonable best efforts to preserve its business organization intact and maintain satisfactory relations with customers, suppliers, employees and business associates, in each case in all material respects; (b) the Company shall not (i) sell, pledge, dispose of or encumber or agree to sell or pledge any stock owned by it in any of its subsidiaries; (ii) amend its Certificate or Bylaws or increase or propose to increase the number of directors of the Company; (iii) split, combine or reclassify the outstanding Shares; or (iv) declare, set aside or pay any dividend payable in cash, stock or property with respect to the Shares; (c) neither the Company nor any of its subsidiaries shall (i) issue, sell, pledge, dispose of or encumber any additional shares, or securities convertible or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock other than, in the case of the Company, Shares issuable pursuant to options outstanding on the date of the Merger Agreement under any employee stock option plan; (ii) transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of or encumber any assets or incur or modify any indebtedness or other liability involving an amount in excess of $100,000 in the aggregate other than in the ordinary and usual course of business; (iii) acquire directly or indirectly by redemption or otherwise any shares of the capital stock of the Company; (iv) incur any indebtedness for borrowed money (except for working capital under the Company's existing credit facilities and refinancing of existing debt that permit prepayment of such debt without penalty) involving an amount in excess of $100,000 in the aggregate or assume or endorse the obligations of any other person or entity; (v) make any acquisition of, or investment in, assets or stock of any other person or entity involving an amount in excess of $100,000 in the aggregate other than in the ordinary course of business or (vi) make or authorize any capital expenditure in excess of $500,000 in the aggregate; (d) except for normal increases in the ordinary course of business that are consistent with past practices and that, in the aggregate, do not result in a material increase in benefits or compensation expense, adopt or amend (except as may be required by law or as provided in the Merger Agreement) any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, pension, retirement, deferred compensation, employment, severance or other employee benefit agreements, trusts, plans, funds or other arrangements for the benefit or welfare of any director, officer or employee, or increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any existing plan or arrangement (including, without limitation, the granting of stock options, stock appreciation rights, shares of restricted stock or performance units) or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; (e) neither the Company nor any of its subsidiaries shall, except in the ordinary and usual course of business, enter into any material agreement or modify, amend or terminate any



                                       9.

of its material agreements or waive, release or assign any material rights or claims thereunder; and (f) neither the Company nor any of its subsidiaries will authorize or enter into an agreement to do any of the foregoing.

         ACQUISITION PROPOSALS. Pursuant to Merger Agreement, the Company has agreed that neither the Company nor any of its subsidiaries nor any of the respective officers and directors of the Company or its subsidiaries shall, and the Company shall direct and use its best efforts to cause its employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by the Company or any of its subsidiaries) not to, initiate, continue, solicit or encourage, directly or indirectly, any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to stockholders of the Company), or furnish any nonpublic information to any third party, with respect to a merger, consolidation, business combinations or similar transaction involving, or any tender offer, exchange offer or other purchase of all or any significant portion of the assets or any equity securities of, the Company or any of its subsidiaries (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal") or, unless the Board receives an unsolicited written offer with respect to a merger, consolidation or sale of all or substantially all of the Company's assets or an unsolicited tender or exchange offer for the Shares is commenced, which the Board determines in good faith (after receiving advice of independent legal counsel that such action is required for the discharge of their fiduciary duties) is more favorable to the stockholders of the Company than the Offer (an "Alternative Transaction"), engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal. The Company will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. The Company will as promptly as reasonably practicable (and in any event within 24 hours) notify the Bidder (i) if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated with the Company,
(ii) of its receipt of an Acquisition Proposal or (iii) of the existence of an Alternative Transaction. Prior to furnishing nonpublic information to, or entering into discussions or negotiations with, any other persons or entities, the Company shall obtain from such person or entity an executed confidentiality agreement with terms no less favorable, taken as a whole, to the Company than those contained in the Confidentiality Agreement, but which confidentiality agreement shall not include any provision calling for an exclusive right to negotiate with the Company, and the Company shall advise purchaser of all such nonpublic information delivered to such person concurrently with its delivery to the requesting party.

         TERMINATION OF THE MERGER AGREEMENT. The Merger Agreement may be terminated at any time prior to the Effective Time of the Merger, whether before or after the approval of the terms of the Merger Agreement by the shareholders of the Company:



                                      10.

         (1) by mutual consent of the Bidder and the Company, by action of their respective Board of Directors;

         (2) by either the Bidder or the Company, if (a) without fault of the terminating party, the Merger shall not have been consummated by June 30, 1997 whether or not such date is before or after the approval by holders of Shares; or (b) any court of competent jurisdiction or other governmental body located or having jurisdiction within the United States or any country or economic region in which the Company or any of its subsidiaries or the Bidder or any of its affiliates, directly or indirectly, has material assets or operations, shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, decree, ruling or other action shall have become final and non-appealable;

         (3) by the Bidder if the Company shall have failed to comply in any material respect with the convenants or agreements contained this Agreement to be complied with or performed by the Company at or prior to such date of termination and, with respect to any such failure that can be remedied, the failure is not remedied within fifteen days after the Bidder has furnished the Company with written notice of such failure;

         (4) by the Company if the Bidder or Bidder Sub (or another bidder) (i) shall have failed to comply in any material respect with the covenants or agreements contained in this Agreement to be complied with or performed by the Bidder or Bidder Sub at or prior to such date of termination and, with respect to any such failure that can be remedied, the failure is not remedied within fifteen days after the Company has furnished the Bidder with written notice of such failure, (ii) shall have failed to commence the Offer within the time required or (iii) shall have terminated or withdrawn the Offer or amended the Offer in any manner not expressly permitted by this Agreement; or

         (5) (a) by either the Bidder or the Company, if that entity is not in material breach of any of the terms of the Merger Agreement, not sooner than the third business day after the Company's notice to the Bidder (or the Bidder's becoming aware) that the Company has entered into an agreement providing for an alternative Transaction; or (b) by the Bidder, if the Board shall have withdrawn or modified in any manner adverse to the Bidder or Bidder Sub its approval of the Offer, the Merger Agreement and the Merger or its recommendation that the Company's stockholders accept the Offer.




                                      11.

        In the event of termination and abandonment, the Agreement shall forthwith become void and have no further effect, other than certain limited provisions. No such termination and abandonment and nothing contained in this section shall relieve any party from liability for any breach of this Agreement, and, if this Agreement is terminated pursuant to clause (5) above, the Company will be obligated to pay the Bidder a non-refundable fee of $5,000,000. In addition, if the Company shall have failed to provide the Bidder, prior to the termination of the Offer, with audited fiscal 1996 financial statements which are the same in all material respects as the fiscal 1996 financial statements (without notes) previously provided to the Bidder, accompanied by an unqualified audit opinion by the Company's auditors and containing notes that do not include any information that is different from that previously provided to the Purchaser pursuant to the Merger Agreement to the extent that such difference constitutes a material adverse effect on the Company (except where the failure to meet such standards results solely from facts or circumstances arising after October 31, 1996 reflected in the audited 1996 financial statements in a manner that results in a difference from the fiscal 1996 financial statements previously provided to the Bidder that constitutes a material adverse effect on the financial condition, properties, businesses or results of operations of the Company and its subsidiaries taken as a whole), the Company will be obligated to pay the Bidder a non-refundable fee of $75,000.

         EXPENSES. Whether or not the Merger is consummated, each party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the Merger.

         BOARD OF DIRECTORS. The Merger Agreement provides that if requested by the Bidder, the Company will, subject to compliance with applicable law and immediately following the purchase by Bidder Sub of more than 50% of the outstanding Shares pursuant to the Offer, take all actions necessary to cause persons designated by the Bidder to become directors of the Company so that the total number of such persons equals that number of directors, rounded up to the next whole number, which represents the product of (x) the total number of directors on the Board of Directors multiplied by (y) the percentage that the number of Shares so purchased plus any Shares beneficially owned by the Bidder or its Affiliates on the date hereof bears to the number of shares outstanding at the time of such purchase; provided, however, that in no event shall the Bidder be entitled to designate a majority of the Board of Directors unless it is the beneficial owner of Shares entitling it to exercise at least a majority of the voting power of the Company's outstanding shares entitled to vote generally in the election of directors. In furtherance thereof, the Company will use its reasonable best efforts to secure the resignation of all but three directors, or will increase the size of the Board, or both, as is necessary to permit the Bidder's designees to be elected to the Company's Board of Directors; provided, however, that prior to the Effective Time, the Company's Board of Directors shall always have at least three Continuing Directors. Immediately following the purchase by Bidder Sub of more than 50% of the outstanding shares pursuant to the Offer, the Company, if so requested, will use its reasonable efforts to cause persons designated by the Bidder to constitute the same percentage of each committee of such board, each board of directors of each subsidiary of the Company and each committee of each such board (in each case to the extent of the Company's ability to elect such persons). The Company's obligations to appoint designees to the Board of Directors shall be subject to
Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. The Company shall promptly take all actions required in order to fulfill these obligations. The Bidder will supply to the Company in writing and be solely responsible for any information with respect to the Bidder and its subsidiaries and the nominees, directors


                                      12.

and affiliates thereof required by Section 14(f) and Rule 14f-1 to be included in Schedule 14D-9.

         Following the election or appointment of the Bidder's designees, and prior to the Effective Time, the approval of a majority of the Continuing Directors shall be required to authorize (and such authorization shall constitute the authorization of the Board and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize) any termination of this Agreement by the Company, any amendment of this Agreement requiring action by the Board, any extension of time for the performance of any of the obligations or other acts of the Bidder or Bidder Sub, any waiver of compliance with any of the agreements or conditions contained herein for the benefit of the Company or any other rights of the Company hereunder, and any amendment or withdrawal by the Board of its recommendation of the Merger.

         STOCK OPTIONS. Pursuant to the Merger Agreement, the Bidder and the Company have agreed that not later than the Effective Time and continuing for a period of at least 120 days after the Effective Time, the Bidder shall offer in writing to each holder of a Company Stock Option (whether or not such Company Stock Option terminates effective as of the Effective Time by virtue of the Merger or would have terminated thereafter) the opportunity to have such Company Stock Option canceled and to receive an amount in cash equal to the excess of the Merger Consideration over the exercise price per Share of such Company Stock Option multiplied by the number of Shares previously subject to such Company Stock Option, less all applicable withholding taxes. Any Company Stock Options not tendered for cancellation pursuant to such offer shall continue to be governed by the terms of such Company Stock Option and the applicable Company Stock Option Plan.

         EMPLOYEE BENEFITS. Pursuant to the Merger Agreement, the Bidder shall
(i) cause the Surviving Corporation to provide to employees of the Company and its subsidiaries, who are employed by the Surviving Corporation or its subsidiaries following the Effective Time ("Company Employees"), employee benefits which in the aggregate are equal to benefits substantially comparable to those currently provided by the Company to such employees, (ii) in the event that Company Employees are or become eligible to participate in any plans maintained by the Bidder or its subsidiaries (the "Bidder Benefit Plans"), the Bidder or its subsidiaries shall grant such eligible employees credit for purposes of eligibility, vesting and benefit accrual, for all service credited for such purposes under comparable Company Benefit Plans, provided, however, that, with respect to the Bidder's Retirement Plan, such service with the Company shall be credited with respect to eligibility and vesting only, and shall not be recognized for purposes of determining the amount of retirement benefits, if any, under the Bidder's Retirement Plan, and (iii) with regard to any pre-existing condition exclusion under any Bidder Benefit Plan, the exclusion providing medical or dental benefits shall be no more


                                      13.

restrictive for any Company Employee who, immediately prior to commencing participation in such Bidder Benefit Plan, was participating in a Company Benefit Plan providing medical or dental benefits and had satisfied any pre-existing condition provision under such Company Benefit Plan. Any expenses that were taken into account under a Company Benefit Plan providing medical or dental benefits in which the Company Employee participated immediately prior to commencing participation in a Bidder Benefit Plan providing medical or dental benefits shall be taken into account to the same extent under such Bidder Benefit Plan, in accordance with the terms of such the Bidder Benefit Plan, for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions and lifetime benefit limits.

         INDEMNIFICATION AND INSURANCE. In the Merger Agreement, the Bidder and the Company have agreed that (i) the Certificate of Incorporation of the Surviving Corporation shall contain provisions with respect to indemnification not less favorable to the directors and officers then those set forth in the Certificate of Incorporation of the Company on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time were directors or officers of the Company in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement), unless such modification is required by Law,
(ii) the Bidder shall cause the Surviving Corporation to use its reasonable best efforts to maintain in effect for six years from the Effective Time, if available, the coverage provided by the current directors' and officers' liability insurance policies maintained (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring prior to the Effective Time; provided, however, that Surviving Corporation is not required to incur any annual premium in excess of 200% of the last annual aggregate premium paid prior to the date of this Agreement for all current directors' and officers' liability insurance policies maintained by the Company, which the Company represents and warrants to be $150,000 (the "Current Premium"); and provided further that if premiums for such insurance would at any time exceed 200% of the Current Premium, then the Surviving Corporation shall cause to be maintained policies of insurance which, in the Surviving Corporation's good faith determination, provide the maximum coverage available at an annual premium equal to 200% of the Current Premium, and (iii) the indemnification shall survive the Effective Time, and is intended to be for the benefit of, and shall be enforceable by, the Indemnified Parties and shall be binding on the Bidder and Bidder Sub and the Surviving Corporation and their respective successors and assigns. The Bidder shall guarantee the indemnification obligations of the Surviving Corporation under the Merger Agreement.

         CONDITIONS TO THE OFFER. The Merger Agreement provides that Bidder Sub shall not be required to accept for payment or, subject to any applicable rules and regulations

                                      14.

of the Commission, including Rule 14e-1(c) promulgated under the Securities Exchange Act (relating to the Bidder's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, or may delay the acceptance for payment of or payment for, any tendered Shares, or may, in its sole discretion, terminate or amend the Offer as to any Shares not then paid for if a majority of the total Shares outstanding on a fully diluted basis and as will permit Bidder Sub to effect the Merger without the vote of any person other than Bidder Sub shall not have been properly and validly tendered pursuant to the Offer and not withdrawn prior to the expiration of the Offer (the "Minimum Condition"), or, if on or after the date of the Agreement, and at or before the time of payment for any of such Shares (whether or not any of such Shares have theretofore been accepted for payment), any of the following events shall occur; (a) there shall have occurred (i) any general suspension of, or limitation on trading in securities on the NYSE or in the over-the-counter market (other than a shortening of trading hours or any coordinated trading halt triggered solely as a result of a specified increase or decrease in a market index), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or (iii) a commencement of a war or armed hostilities involving the United States and continuing for at least three business days and which has a material adverse effect on the financial condition, properties, businesses or results of operations of the Company and its subsidiaries taken as a whole (a "Company Material Adverse Effect"); (b) the Company shall have breached or failed to perform in any material respect its obligations, covenants or agreements under the Agreement and, with respect to any such failure that can be remedied, the failure is not remedied on or before the Closing Date, or any representation or warranty of the Company set forth in the Agreement shall have been inaccurate or incomplete in any respect except as would not have a Company Material Adverse Effect; (c) there shall be instituted or pending any action, litigation, proceeding, investigation or other application (hereinafter, an "Action") before any court of competent jurisdiction or other governmental entity by any governmental entity that is reasonably likely to: (i) result in a restriction or prohibition on the consummation of the transactions contemplated by the Offer or the Merger; (ii) prohibit, or impose any material limitations on the Bidder's or Bidder Sub's ownership or operation of all or a material portion of their or the Company's business or assets, or to compel the Bidder or Bidder Sub to dispose of or hold separate all or a material portion of the Bidder's or Bidder Sub's or the Company's business or assets; (iii) make the acceptance for payment of, purchase of, or payment for, some or all of the Shares illegal or rendering the Bidder or Bidder Sub unable to, or restricting or prohibiting, the ability of the Bidder or Bidder Sub to accept for payment, purchase or pay for some or all of the Shares; or (iv) impose material limitations on the ability of the Bidder or Bidder Sub effectively to acquire or hold or to exercise full rights of ownership of the Shares including, without limitation, the right to vote the Shares purchase by them on an equal basis with all other Shares on all matters properly presented to the stockholders of the Company; (d) any statute, rule, regulation, order or injunction shall be enacted, promulgated, entered, enforced or deemed to or become



                                      15.

applicable to the Offer or the Merger that results in any of the consequences referred to in clauses (i) through (iv) of paragraph (c) above; (e) any person, entity or group shall have entered into a definitive agreement or an agreement in principal with the company with respect to a tender offer or exchange offer for some portion or all of the Shares or a merger, consolidation or other business combination with or involving the Company; (f) the Board shall have withdrawn or amended, or modified in a manner materially adverse to the Bidder or Bidder Sub, its recommendation of the Offer or the Merger, or shall have approved or recommended any other Acquisition Proposal; or (g) the Merger Agreement shall have been terminated by the Company or the Bidder or Bidder Sub in accordance with its terms or the Bidder or Bidder Sub shall have reached an agreement or understanding in writing with the Company providing for termination or amendment of the Offer or delay in payment for the Shares.

         (2) On December 16, 1996, David J. Ferran, Don E. Whitson and certain other Stockholders of the Company (each individually, a "Securityholder" and collectively, the "Securityholders") and Bidder and Bidder Sub entered into a Voting and Securities Purchase Agreement (the "Voting Agreement"). A copy of the Voting Agreement is filed as Exhibit 99.12 hereto and is incorporated herein by reference. Messrs. Ferran and Whitson own 189,309 and 734,103 Shares, respectively, and options to purchase an additional 120,312 and 75,000 Shares, respectively. The other Securityholders own an aggregate of 405,649 Shares and options to purchase an additional 20,000 Shares. The Voting Agreement shall terminate upon the earlier to occur of (i) the mutual consent of Bidder, Bidder Sub and each of the Securityholders, (ii) the termination of the Merger Agreement, or (iii) the Effective Time of the Merger.

                   Pursuant to the Voting Agreement, each Securityholder agreed that: (i) it would validly tender (and not withdraw) pursuant to and in accordance with the terms of the Offer, all Shares owned by such Securityholder;
(ii) subject to the fiduciary duty of any Securityholder serving as a director or officer of the Company, in its capacity as such, it shall assist and cooperate with the parties to the Merger Agreement in doing all things necessary, proper or advisable under applicable laws as promptly as practicable to consummate and make effective the Offer and the Merger and the other transactions contemplated by the Merger Agreement; and (iii) it shall not, directly or indirectly, solicit, initiate or continue or encourage or take other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, an Acquisition Proposal or an Alternative Transaction from any person other than Bidder or Bidder Sub, or engage in any discussions or negotiations relating thereto or in furtherance thereof or accept or enter into any agreement with respect to any Acquisition Proposal; provided, however, that notwithstanding any other provision of the Voting Agreement, if such Securityholder is a director or officer of the Company, such Securityholder may take any action, including casting a vote or signing a written consent, in such person's capacity as a director or officer that the Board would be permitted to take under the Merger Agreement with respect to an Acquisition Proposal; (iv) it shall not, except



                                      16.

pursuant to the Merger Agreement or the Voting Agreement, sell, transfer, pledge, hypothecate, encumber or otherwise dispose of (or enter into an agreement to do the foregoing) any of or any of its interest in its Shares; and
(v) except pursuant to the Voting Agreement, it shall not grant any proxies, deposit any Shares into a voting trust or enter into any voting agreement with respect to any Shares.

                   Each Securityholder further agreed that, during the term of the Voting Agreement, at any meeting of stockholders of the Company, and in any action by written consent of the stockholders of the Company, to: (i) vote all Shares then owned by such Securityholder in favor of adoption of the Merger Agreement and each of the other transactions contemplated thereby and any action required in furtherance thereof; (ii) vote such Shares against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement; and (iii) vote such Shares against any Acquisition Proposal, Alternative Transaction or any other action or agreement that, directly or indirectly, is inconsistent with or that would, or is reasonably likely to, directly or indirectly, impede, interfere with or attempt to discourage the Offer or the Merger or any other transaction contemplated by the Merger Agreement; provided, however, that if such Securityholder is a director or officer of the Company, nothing in the Voting Agreement shall be construed to obligate such Securityholder to act, in such Securityholder's capacity as a director or officer, in any manner which conflicts with such person's fiduciary duties as a director of the Company. In furtherance of the foregoing, each Securityholder appointed Bidder and the officer of Bidder, and each of them, with full power or substitution in the premises, its proxies to vote all such Securityholder's Shares at any meeting, general or special, of the stockholders of the Company, and to execute one or more written consents or other instruments from time to time in order to take such action without the necessity of a meeting of the stockholders of the Company, in accordance with the provisions of this paragraph.

         (3) On December 13, 1996, the Bidder entered into a letter agreement with David J. Ferran (the "Letter Agreement"). The following summary of the Letter Agreement is qualified in its entirety by reference to the Letter Agreement, a copy of which is attached hereto as Exhibit 99.13. Pursuant to the Letter Agreement, the Bidder has agreed to pay Mr. Ferran a lump sum payment of $851,425 and certain medical benefits following the consummation of the Merger. The Bidder has also agreed to enter into a Consulting Agreement with Mr. Ferran upon the termination of his employment following the Merger. Such Consulting Agreement will require the Bidder to pay Mr. Ferran a lump sum amount of $1,702,850 for his services thereunder at the termination of the Consulting Agreement. Mr. Ferran has agreed that upon payment of the $851,425 and execution of the Consulting Agreement, all prior agreements between the Company and Mr. Ferran relating to his employment or the termination of his employment will be of no further force and effect.



                                      17.

                   (4) David J. Ferran serves on the Technical Advisory Committee of the Bidder.

4.       THE SOLICITATION OR RECOMMENDATION

(a) RECOMMENDATION. On December 16, 1996, the Board, based on the unaminous recommendation of the Special Committee, voted by a unanimous vote of the directors present to recommend acceptance of the Offer by the holders of Shares and of the Merger Agreement and authorization of the Merger by the stockholders of the Company. The Board (i) approved the Offer, the purchase of Shares pursuant to the Offer and the Merger in accordance with Section 203 of the Delaware General Corporation Law and (ii) determined that the Offer is a "Permitted Offer," as that term is defined in the Rights Agreement, as defined below. The Board, based on the unanimous recommendation of the Special Committee, by a unanimous vote of the directors present determined that the Offer and the Merger Agreement are in the best interests of the Company and its stockholders.

         The press release announcing the Board's recommendation is filed as
Exhibit 99.1, and is incorporated herein by reference.

         (b) BACKGROUND. On June 27, 1996, Danaher Corporation ("Danaher") filed a Schedule 13D disclosing beneficial ownership of 678,400 shares of the Company's Common Stock (approximately 10.4% of such then outstanding shares). In its Schedule 13D, Danaher also disclosed that it "may consider seeking control of the Issuer (the Company)." Shortly after filing its Schedule 13D, Danaher requested a meeting with senior management of the Company, which request was rejected.

         On June 30, 1996, the Board met to consider its response to the filing by Danaher of its Schedule 13D. The Board heard reports from the Company's management concerning the financial condition of the Company and from the Company's legal advisors concerning the Board's legal obligations with respect to the filing of the Schedule 13D by Danaher. The Board also considered Danaher's history and pattern of conduct in acquiring companies by both negotiated and hostile means. The Board heard preliminary reports on the advisability of certain measures to preserve stockholder value, including the possible adoption of a stockholders rights plan.

         On July 2, 1996, the Board met to consider the adoption of a stockholder rights plan. The Board received reports from the Company's legal and financial advisors, following which the Board approved the rights plan, and the Company and The First National Bank of Boston entered into a Rights Agreement (the "Rights Agreement"), under which preferred share purchase rights were issued to the Company's stockholders. This rights plan was designed to protect shareholders from various abusive takeover tactics, including attempts to acquire control of the Company at an inadequate price.



                                      18.

         In July 1996, the Company entered into severance agreements with certain executive officers. See Item 3, "Arrangements with the Company's Executive Officers, Directors and Affiliates."

         In early August 1996, David Ferran indicated that he was considering the possibility of making a proposal to acquire the Company, and the Company received expressions of interest from potential industry buyers regarding an acquisition of the Company. In response, on August 15, 1996, the Board established a Special Committee to supervise the exploration of strategic alternatives for the Company, including the solicitation of proposals to acquire the Company ("Acquisition Proposals") and the negotiation and evaluation of any Acquisition Proposals, and to make recommendations to the Board with respect to any Acquisition Proposals. The Special Committee originally consisted of Larry Hansen, Arthur C. Spinner and Wade Woodson. In September 1996, Mr. Woodson resigned as a member of the Special Committee, and Bruce Rhine was appointed to the Special Committee to replace Mr. Woodson. Mr. Spinner acted as Chairman of the Special Committee.

         On August 15, 1996, the Special Committee retained Fried, Frank, Harris, Shriver & Jacobson ("Fried Frank") as its legal counsel and retained Goldman, Sachs & Co. ("Goldman Sachs") as its financial advisor.

         On August 19, 1996, Derrick N. Key, a member of the Board, resigned from the Board.

         On August 20, 1996, the Company issued a press release announcing that it was exploring the possible sale of the Company.

         On August 20, 1996, David J. Ferran, Don E. Whitson, Michael Khougaz, a director of the Company, and certain other persons, including other members of management of the Company (the "Management Group"), filed an amendment to Mr. Whitson's Schedule 13D indicating that they had formed a group that was exploring the possibility of making an Acquisition Proposal. On October 23, 1996, the Company and the Rights Agent executed an Amendment to the Rights Agreement which amended the definition of an Acquiring Person under the Rights Agreement solely for the purpose of allowing the Management Group and Equinox Investment Partners, LLC ("Equinox") to form a group for the purpose of making an Acquisition Proposal pursuant to the procedures established by the Special Committee. On October 23, 1996, the Management Group filed an amendment to their
Schedule 13D indicating that Equinox and certain related entities were contemplating joining the Management Group with respect to a possible Acquisition Proposal.

         Commencing in September 1996, Goldman Sachs contacted 58 parties with respect to the possibility of such parties making an Acquisition Proposal. Commencing in September 1996, Goldman Sachs distributed a Confidential Offering Memorandum to 16


                                      19.

potentially interested industry and financial parties (including the Bidder) that had entered into Confidentiality Agreements with the Company. The opportunity to enter into a Confidentiality Agreement and to review a Confidential Offering Memorandum had been offered to all parties who contacted the Company or Goldman Sachs following the announcement by the Company that it was considering a possible sale, as well as parties who the management and Goldman Sachs thought might be interested in making an Acquisition Proposal. Each of the potentially interested industry and financial parties were orally contacted following distribution of the Confidential Offering Memorandum to ascertain the degree of their interest in acquiring the Company and their preliminary view as to form and amount of consideration, sources of financing and contingencies, if any, as well as other relevant issues. Such participants were also invited to make non-binding Acquisition Proposals. As a result of this process, four parties (including the Bidder and the Management Group) were invited into the "second stage" of the process, thereby entitling them to perform extensive due diligence, document review, facility visitation and management interviews.

         After its organizational meeting on August 15, 1996 and a meeting on August 16, 1996 to address guidelines for a possible management proposal to acquire the Company, the Special Committee held meetings on September 3, September 18, October 3, October 11, October 18, November 11, November 19, November 27, December 5 and December 13, 1996, at each of which the Special Committee reviewed with its financial and legal advisors the status of matters at that point and the process going forward.

         On November 12, 1996, the four remaining participants were invited to submit definitive Acquisition Proposals on November 26, 1996. The deadline for submitting Acquisition Proposals was extended through December 12, 1996.

         In accordance with procedures established by the Special Committee for the submission of definitive Acquisition Proposals, the Committee received definitive Acquisition Proposals from two participants (including the Bidder). On December 13, 1996, the Special Committee reviewed and considered analyses prepared by its financial and legal advisors regarding the proposals. Based on this review and in light of the factors set forth below, the Special Committee decided to recommend that the Board proceed to a definitive agreement with the Bidder based on its proposal. Following the meeting of the Special Committee, the Board met to hear a report from the Special Committee and consider what action to take with respect to the Acquisition Proposals that had been received. At the Board's meeting, the Special Committee provided its recommendation with respect to, and analysis of, the Acquisition Proposals, followed by a report by Goldman Sachs and Fried Frank regarding their respective analyses. During the meetings of the Special Committee and the Board, the financial and legal advisors sought clarification from the Bidder and its advisors as to certain aspects of the Bidder's Acquisition Proposal. The Board then determined that it was in the best interests of the Company and its stockholders to seek to negotiate a definitive merger agreement with the


                                      20.

Bidder. On December 13, 14, 15 and 16, the Company and its advisors and representatives engaged in negotiations with the Bidder and its advisors and representatives with respect to a prospective definitive merger agreement.

         On December 15, 1996, the Board met to receive reports from management and the Company's financial and legal advisors on the status of negotiations with the Bidder.

         On December 16, 1996, in response to reports of increased market activity, the Company issued a press release announcing (i) that it was in active negotiations with a third party regarding an acquisition of the Company at $16.00 per Share, and (ii) that there could be no assurance that such a transaction would, in fact, occur.

         On December 16, 1996, the Board met to consider the results of that negotiation process and, after considering reports from management and the Company's financial and legal advisors (including Goldman Sachs' opinion that the $16.00 in cash to be received by the holders of shares in the Offer and Merger, taken as a unitary transaction, is fair to such holders), voted to enter into the Merger Agreement and to recommend that stockholders accept the Offer.

         (c) REASONS FOR RECOMMENDATION. Prior to reaching their conclusions, the Special Committee and the Board received presentations from, and reviewed the Offer with, the financial and legal advisors to the Special Committee and the Company. In reaching their conclusions with respect to the Offer, the Special Committee and the Board principally considered the following factors:

              (i) The Per Share Price of $16.00 represents a premium over recent and historical market prices for the Shares. On December 13, 1996, the last trading day before announcement of the Merger Agreement and the Offer, the closing price of the Common Stock on the NASDAQ National Market was $11.50. On June 26, 1996, the last trading day prior to the initial filing by Danaher of its Schedule 13D, the closing price of the Common Stock on the NASDAQ National Market was $9.875. On August 19, 1996, the last trading day prior to the Company's announcement that it was exploring the possible sale of the Company, the closing price of the Common Stock on the NASDAQ National Market was $10.25.

              (ii) The Offer resulted from a comprehensive auction process that the Board and the Special Committee believe was conducted in a manner calculated to result in the most attractive financial alternative available to the Company's stockholders. See "Background" above. In particular, the Special Committee and the Board noted that the auction process had been conducted over a period of several months under the active oversight of the Special Committee assisted by the Special Committee's legal and financial advisors, that the auction process had been publicly announced and that the Special Committee's legal and financial advisors had reported to the Special Committee on the fairness of the process. The Special Committee and Board also considered the fact


                                      21.

that Goldman Sachs had had preliminary conversations with 58 potentially interested parties, of whom 16 had entered into Confidentiality Agreements with the Company, and that four of such parties performed significant due diligence in anticipation of submitting bids. It was the judgment of the Special Committee and the Board that there was not a significant likelihood of receiving a more attractive offer from any other party.

                   (iii) In light of the directors' familiarity with the Company's business, short-term and long-term prospects, financial condition, results of operation, current business strategy, and the nature of its industry position, as well as current economic and market conditions and the directors' recognition that the near-term trading price for the Shares, if neither the Merger Agreement with the Bidder nor any similar transaction is consummated, might be lower than both $16.00 and the current market price of the Common Stock on the NASDAQ National Market, the Special Committee and the Board believe that the Offer and the Merger reflect the best alternative currently available to the Company. In this connection, the Board and the Special Committee took into account the speculative nature of any effort to predict the Company's operating performance over the next several years.

                   (iv) The Offer is not contingent on obtaining financing and contains no other terms or conditions that, in the view of the Special Committee and the Board, could materially impair the consummation of the Offer or Merger.

                   (v) The fact that, to the extent the Board receives an unsolicited written offer with respect to a merger, consolidation or sale of all or substantially all of the Company's assets or an unsolicited tender or exchange offer for the Shares is commenced, which the Board determines in good faith (after receiving advice of independent legal counsel that such action is required for the discharge of their fiduciary duties) is more favorable to the stockholders of the Company than the Offer, the Board may amend or withdraw its recommendation or pursue a transaction with respect to such an unsolicited offer (subject to payment of a $5 million termination fee to the Bidder) without breaching the Merger Agreement.

                   (vi) The presentation of Goldman Sachs to the Special Committee and the Board at the December 16, 1996 Board meeting and the oral opinion of Goldman Sachs to the effect that, as of December 16, 1996, the $16.00 per Share in cash to be received by the holders of Shares in the Offer and Merger, taken as a unitary transaction, is fair to such holders. Goldman Sachs delivered a written opinion to the Board and Special Committee confirming its oral opinion, which set forth the respective assumptions made, matters considered and limits of their review. A copy of the Goldman Sachs opinion is set forth as Exhibit 99.14 to this Schedule 14D-9 and is incorporated herein by reference. Stockholders are urged to read the Goldman Sachs opinion in its entirety. Goldman Sachs will receive certain fees in connection with its engagement by the


                                      22.

Company and the Special Committee. See "Item 5. Persons Retained, Employed or to be Compensated."

5.       PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

         The Board's financial advisor in connection with the Offer and other matters arising in connection therewith is Goldman Sachs.

         Pursuant to an engagement letter dated June 30, 1996, the Company has agreed to pay Goldman Sachs a fee in connection with its services as financial advisor to the Board and the rendering of a fairness opinion. The Company paid a fee of $150,000 to Goldman Sachs upon the signing of the engagement letter. Under the engagement letter, Goldman Sachs will also be eligible to receive additional compensation (based on the value of the transaction) in the event the Company effects certain specified corporate recapitalizations or reorganizations during the term of the engagement letter or at any time during two-year period following the termination of the engagement letter as set forth therein. The Company also has agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including fees and expenses of counsel, and to indemnify Goldman Sachs against certain liabilities, including liabilities under the federal securities laws or relating to or arising out of Goldman Sachs' engagement as financial advisor.

         Goldman Sachs is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, strategic alliances, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Board selected Goldman Sachs to act as its financial advisor in connection with the Offer on the basis of its experience in advising companies in connection with similar offers.

         Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to holders of the Common Stock its behalf concerning the Offer.

6.       RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

         (a) To the best of the Company's knowledge, no transactions in Shares have been effected during the last 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

         (b) To the best of its knowledge, the Company believes that its directors, executive officers and the stockholders who are a party to the Voting Agreement currently intend to tender Shares held or beneficially owned by them in response to the


                                      23.

Offer. Except as indicated in the preceding sentence, the Company has no knowledge whether its other affiliates currently intend to tender any Shares in response to the Offer.

7.       CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

         (a) Except as indicated above in connection with the Offer, no activities, discussions or negotiations are underway or being undertaken by the Company which relate to or would result in: (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (2) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; (3) a tender offer for, or other acquisition of, securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

         (b)  None.

8.       ADDITIONAL INFORMATION TO BE FURNISHED

         None.

9.       MATERIAL TO BE FILED AS EXHIBITS

         EXHIBIT   DESCRIPTION

         99.1 Joint Press Release issued by the Company and the Bidder, dated December 16, 1996.

         99.2 Notice of Annual Meeting and Proxy Statement of the Company issued in connection with the Company's 1996 Annual Meeting of Stockholders held on April 8, 1996.(1)

         99.3 Employment Agreement, dated October 5, 1989, between the Company and David J. Ferran.

         99.4 Employment Agreement, dated July 3, 1996, between the Company and Don E. Whitson.

         99.5 Employment Agreement, dated July 3, 1996, between the Company, Span and George A. Yurch, Jr.

         99.6 Employment Agreement, dated July 2, 1996, between the Company and David L. Stone.

         99.7 Severance Protection Agreement, dated July 22, 1996, between the Company and David J. Ferran.



                                      24.

         99.8 Amendment to Employment Agreement, dated July 22, 1996, between the Company and David J. Ferran.

         99.9 Form of Severance Protection Agreement between the Company and Tim Brown, Scott Cronk, David Dedman, Mike Grandinetti and George A. Yurch, Jr.

         99.10 Severance Protection Agreement, dated December 13, 1996, between the Company and John Kizer.

         99.11 Agreement and Plan of Merger, dated December 16, 1996, between the Company, the Bidder and Bidder Sub.

         99.12 Voting and Securities Purchase Agreement, dated December 16, 1996, between the Company, the Bidder, Bidder Sub and Certain Stockholders of the Company.

         99.13 Letter Agreement, dated December 16, 1996, between the Bidder and David J. Ferran.

         99.14     Opinion Letter of Goldman Sachs, dated December 16, 1996.


--------------------

(1) Incorporated by reference to the Company's definitive proxy materials filed with the Commission on February 26, 1996 pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended, in connection with the Company's 1996 Annual Meeting of Stockholders. With respect thereto, copies of relevant portions of pages 14 and 17, set forth under the caption "Executive Compensation," and relevant portions of page 31, set forth under the caption "Certain Transactions," are submitted with this statement as part of Exhibit 99.2.



                                      25.

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                            TYLAN GENERAL, INC.





Date:  December 17, 1996                    /s/ DAVID J. FERRAN
                                            ------------------------------------
                                            David J. Ferran
                                            Chairman of the Board, President
                                            and Chief Executive Officer


                                      26.

                                 EXHIBIT INDEX

                                                                                   SEQUENTIALLY
         EXHIBIT   DESCRIPTION                                                    NUMBERED PAGES
         -------   -----------                                                    --------------

         99.1 Joint Press Release issued by the Company and the Bidder, dated December 16, 1996.

         99.2 Notice of Annual Meeting and Proxy Statement of the Company issued in connection with the Company's 1996 Annual Meeting of Stockholders held on April 8, 1996.(1)

         99.3      Employment Agreement, dated October 5, 1989, between the
                   Company and David J. Ferran.

         99.4 Employment Agreement, dated July 3, 1996, between the Company and Don E. Whitson.

         99.5      Employment Agreement, dated July 3, 1996, between the
                   Company, Span and George A. Yurch, Jr.

         99.6 Employment Agreement, dated July 2, 1996, between the Company and David L. Stone.

         99.7 Severance Protection Agreement, dated July 22, 1996, between the Company and David J. Ferran.

         99.8 Amendment to Employment Agreement, dated July 22, 1996, between the Company and David J. Ferran.

         99.9 Form of Severance Protection Agreement between the Company and Tim Brown, Scott Cronk, David Dedman, Mike Grandinetti and George A. Yurch, Jr.

         99.10 Severance Protection Agreement, dated December 13, 1996, between the Company and John Kizer.

         99.11 Agreement and Plan of Merger, dated December 16, 1996, between the Company, the Bidder and Bidder Sub.

         99.12     Voting and Securities Purchase Agreement, dated December 16,
                   1996, between the Company, the Bidder, Bidder Sub and Certain
                   Stockholders of the Company.

         99.13 Letter Agreement, dated December 16, 1996, between the Bidder and David J. Ferran.

         99.14     Opinion Letter of Goldman Sachs, dated December 16, 1996.


--------------------

(1) Incorporated by reference to the Company's definitive proxy materials filed with the Commission on February 26, 1996 pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended, in connection with the Company's 1996 Annual Meeting of Stockholders. With respect thereto, copies of relevant portions of pages 14 and 17, set forth under the caption "Executive Compensation," and relevant portions of page 31, set forth under the caption "Certain Transactions," are submitted with this statement as part of Exhibit 99.2.